SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

(Rule 13d-101)

ELANDIA INTERNATIONAL INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

28413U 20 4

(CUSIP Number)

José Martos Martínez General Counsel Amper, S.A. c/ Marconi, 3 Parque Tecnológico de Madrid 28760 Tres Cantos Madrid, Spain Tel: 34 91724 3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 2, 2011

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 28413U 20 4	13D	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS Amper, S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Spain
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 150,745,913
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 150,745,913
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 150,745,913
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 85%
14	TYPE OF REPORTING PERSON CO, HC

CUSIP No. 28413U 20 4	13D	Page 3 of 6 Pages

This Amendment No. 1 (the “Amendment”) amends and supplements the statement on Schedule 13D filed on April 11, 2011 (the “Original Schedule 13D”) by Amper, S.A.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is deleted in its entirety and replaced with the following text:

On May 24, 2010, eLandia, its wholly-owned subsidiary, Elandia/Desca Holdings, LLC (“Desca Holdings”), and Amper entered into a Strategic Alliance Agreement, as amended on December 9, 2010 by the First Amendment to Strategic Alliance Agreement (collectively, the “Alliance Agreement”). Pursuant to the Alliance Agreement, the parties established an alliance for the purpose of expanding each party’s access to the Caribbean and Latin American markets and providing the parties the opportunity to offer their combined portfolio of products, services, technology solutions and technical resources throughout the region. In addition to the marketing and sales opportunities of the strategic alliance, the parties also agreed to evaluate a potential equity transaction pursuant to which eLandia would acquire all or a part of Medidata Informatica, S.A., Amper’s wholly-owned subsidiary (“Medidata”), offering integrated communications solutions to telecommunications operators, corporations, financial clients and governments in Brazil, and retain the Exclusivity Advance described below, in exchange for the issuance to Amper of a majority of eLandia’s capital stock.

The Alliance Agreement included provisions pursuant to which the parties agreed to a mutual due diligence and exclusive negotiations period ending no later than April 30, 2011. During this period, and subject to the duties of eLandia’s board of directors to consider unsolicited superior alternative transactions, eLandia agreed that it would not solicit, negotiate or enter into discussions with a third party, other than Amper or its affiliates, regarding an alternative transaction. During the exclusivity period, Amper agreed not to transfer any of its interests in Medidata or enter into discussions with any third party regarding such transfer. In consideration for these exclusivity covenants, Amper advanced to eLandia the sum of $5 million (the “Exclusivity Advance”). The Exclusivity Advance was funded out of working capital. There were no borrowed funds used to fund the Exclusivity Advance. The Exclusivity Advance was then applied towards the equity transaction between Amper and eLandia.

On July 29, 2010, eLandia and Amper entered into a Contribution Agreement, as amended on December 9, 2010 by the First Amendment to Contribution Agreement (collectively, the “Contribution Agreement”). Pursuant to the Contribution Agreement, Amper would acquire 85% of eLandia’s newly issued common stock in exchange for the contribution to eLandia by Amper of approximately 90% of the outstanding capital stock of Hemisferio Norte Brasil, S.L. (“Hemisferio”). Hemisferio owns 100% of Hemisferio Sul Participaçoes Ltda., which owns 88.96% of Medidata, which owns 100% of XC Comercial e Exportadora Ltda. Amper was not required under the terms of the Contribution Agreement to use any additional funds to close on the transactions contemplated by the Contribution Agreement.

On March 31, 2011, Amper and eLandia executed and delivered certain closing documents into escrow pending the receipt of certain legal opinions from Spanish and Brazilian counsel to Amper as well as the delivery of a stock certificate representing 150,745,913 shares of eLandia common stock issued in the name of Amper and stock certificates representing the 5,223,517

CUSIP No. 28413U 20 4	13D	Page 4 of 6 Pages

shares of capital stock of Hemisferio transferred to the name of eLandia, which transfer required registration with certain Spanish and Brazilian authorities. Pursuant to the closing held on March 31, 2011 in accordance with the terms of the Contribution Agreement, the stock certificate evidencing the 150,745,913 shares of common stock was delivered to Amper’s counsel as escrow agent to be held in escrow pending the satisfaction of certain recordation and delivery formalities. During the escrow period, Amper did not have the authority or power to vote the 150,745,913 shares of eLandia common stock and eLandia did not have the authority or power to vote the 5,223,517 shares of Hemisferio capital stock. On May 31, 2011, the escrow period terminated and the 150,745,913 shares of eLandia common stock and the 5,223,517 shares of capital stock of Hemisferio were released to Amper and eLandia, respectively.

In connection with the closing of the Contribution Agreement, Amper and eLandia entered into an option agreement, dated March 31, 2011, pursuant to which Amper granted eLandia the option at any time prior to September 30, 2011, to purchase 606,301 shares of capital stock of Hemisferio representing the remaining 10.4% of the issued and outstanding capital shares of Hemisferio not previously acquired by eLandia (the “Option Agreement”). The aggregate option price was $8.9 million payable to Amper through the issuance of additional shares of eLandia’s common stock at a price per share equal to the fair market value of eLandia’s common stock as of the option exercise date. The option was not exercised by eLandia and pursuant to the Option Agreement the option has expired.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 is deleted in its entirety and replaced with the following text:

The Reporting Person acquired the 150,745,913 shares of common stock of eLandia pursuant to the Contribution Agreement for the purpose of acquiring a controlling interest in eLandia.

On November 8, 2011, eLandia announced that a special committee of its board of directors approved a formal proposal from Amper regarding a going private transaction, subject to review and approval of definitive documentation. Pursuant to the proposal, eLandia would amend its certificate of incorporation to effect a 1-for-150,000 reverse stock split of eLandia common stock. After the reverse stock split, any shareholder holding less than one share will receive a cash payment of $0.65 for each eLandia share held prior to the reverse stock split. As a result of the reverse stock split, it is expected that the number of beneficial shareholders of eLandia will be reduced to below 300 shareholders and therefore eLandia will be eligible to deregister its shares of common stock under applicable Securities and Exchange Commission regulations. Under applicable state law, the amendment to eLandia’s certificate of incorporation to effectuate the reverse stock split requires the approval of eLandia shareholders holding a majority of eLandia’s outstanding common stock. Pursuant to its proposal, Amper intends to vote all of its shares of eLandia common stock to approve the amendment to the certificate of incorporation pursuant to a written consent as the majority shareholder. Additionally, Amper has proposed to enter into agreements with each shareholder holding more than 150,000 shares of eLandia common stock who qualifies as an “accredited investor” (the “Exchanging Shareholders”) pursuant to which the Exchanging Shareholders will receive 0.1265 shares of Amper stock in exchange for each share of eLandia common stock held by the Exchanging Shareholders immediately prior to the reverse stock split. The exchange agreements are expected to provide

CUSIP No. 28413U 20 4	13D	Page 5 of 6 Pages

that on the second anniversary of the date of the exchange, if the market value of Amper stock is less than €3.68 per share, Amper will issue to each Exchanging Shareholder an additional amount of Amper shares so that the market value of Amper shares issued and held in respect of each exchanged eLandia share shall have a market value equal to €3.68 using the weighted average trading price per share of Amper common stock during the 30 days prior to the second anniversary of the exchange. It is contemplated that the Exchanging Shareholders would be subject to certain lock-up agreements.

The Reporting Person may seek to have discussions with the board, the special committee of the board, management of the Company or other investors from time to time to discuss its current proposal, the Company’s business and possible alternatives. The Reporting Person may, at any time, review or reconsider its position with respect to its current proposal and formulate revised or new plans or proposals with respect to any of such matters, but other than as set forth above, has no present intention of doing so. Depending on market conditions and other factors that the Reporting Person may deem material to its investment decisions, including the terms of its current proposal and any future definitive documentation, the Reporting Person may sell all or a portion of its shares of eLandia common stock, or may purchase additional shares, on the open market or in a private transaction.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 is amended by deleting paragraph (c) in its entirety and replacing it with the following:

(c) Other than the acquisition of the shares of common stock described in Item 3 and the proposal described in Item 4 reported herein, the Reporting Person has not effected any transactions in the shares of eLandia during the past 60 days.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is deleted in its entirety and replaced with the following text:

See Items 3 and 4 above for a description of the agreements between Amper and eLandia.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description

10.1	Option Agreement, dated March 31, 2011, between eLandia International Inc. and Amper, S.A. (incorporated by reference to Exhibit 10.1 in eLandia’s Form 10-Q filed with the SEC on August 22, 2011).

99.1	Press Release of eLandia dated November 8, 2011.

CUSIP No. 28413U 20 4	13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 15th, 2011

AMPER, S.A.

By:	/s/ José Martos Martínez
Name:	José Martos Martínez
Title:	General Counsel